Via Facsimile and U.S. Mail
Mail Stop 4720

November 2, 2009

David Teitel
Chief Financial Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: Inverness Medical Innovations, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Form 10-K/A for the Fiscal Year Ended December 31, 2008
    File Number: 001-16789

Dear Mr. Teitel,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief